Shimoda Marketing Inc.

October 12, 2007

Ms. Jennifer R. Hardy, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Shimoda Marketing, Inc.

Sixth Amendment to Registration Statement on Form SB-2

File No. 333-132791

Filed September 28, 2007

Dear Ms. Hardy:

On behalf of Shimoda Marketing, Inc. (the “Company”), I hereby request effectiveness of the Company’s SB-2 Registration Statement, Amendment 6.

By requesting accelerated effectiveness, the Company is acknowledging its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting an effective date and time of October 16, 2007 at 4:00 p.m. This date and time have been selected to allow adequate time for review of this request by the Securities and Exchange Commission.

Should you have any questions please do not hesitate to call me at (866) 803-9176.

Sincerely,

/s/ MICHAEL B. CRANFILL

Michael B. Cranfill

President

116 W. McLeroy Blvd.  Saginaw, TX   76179

Toll-free (822) 803-9176  Fax:  Toll-free:  (866) 803-9178

mbcran@shimoda.us or www.shimoda.us